                205 North Depot Street
                   Stanford, KY 40484
                     www.utgins.com
December 1, 2020

Ms. Michelle Miller
Mr. Mark Brunhofer
Securities and Exchange Commission
Division of Corporation Finance – Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:       UTG, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 20, 2020
Form 10-Q for the Quarter Ended September 30, 2020
Filed November 13, 2020
File No. 000-16867

Dear Ms. Miller and Mr. Brunhofer:

We are in receipt of your letter dated November 19, 2020 on our Form 10-K filing for the year ended December 31, 2019 and Form 10-Q for the quarter ended September 30, 2020. The letter requests that we respond within ten business days or by December 3, 2020. We are requesting an extension of time to file our response and proposing a response date of December 16, 2020.

We appreciate your time and consideration. Please contact me should you have any questions regarding the above. I can be reached via e-mail at ted.miller@utgins.com.

Sincerely,

/s/ Theodore C. Miller

Theodore C. Miller Sr. Vice President